FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.

(Registrant)

Date: August 12, 2003

By:

 /s/ Peter Barnes

 Name

Its:

Executive Vice-President and Chief Financial Officer

(Title)

FOR IMMEDIATE RELEASE

August 12, 2003

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

Wheaton Announces Release of Second Quarter Earnings

Wheaton River Minerals (Vancouver, British Columbia) will release second quarter results after the close of business Wednesday, August 27, 2003.

A conference call to discuss these results will be held Thursday, August 28, 2003, at 8:00 a.m. Eastern Time. You may join the call by dialing 1-800-446-4472, or 416-695-6140 for calls outside of Canada and the US.

A playback of the call and archived webcast will be available until September 12, 2003, please see full details on the website at www.wheatonriver.com on the day of the event.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email ir@wheatonriver.com.